NEWS RELEASE

Canarc Announces Positive Test Results for

Metallurgical Testing of the Albion Process

Vancouver, Canada – July 21, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN; “Canarc”) announces positive metallurgical test results for recovering gold from a high-grade gold concentrate sample produced from the New Polaris gold mine project (“New Polaris”).

The results from the recently completed first stage Albion Process metallurgical test work indicate that gold recoveries of approximately 85% can be achieved without modification to the existing PanTerra Gold Limited (“Panterra”) Las Lagunas Albion/CIL process plant.

Update On Stage One Activities

Albion Testing

•	Oxidation test work on the finely ground New Polaris concentrate indicated gold recoveries of approximately 85% can be achieved using the Albion process.
•	Albion testing will now enter into a second, final phase aimed at further optimizing the test conditions for improving recoveries and determining economic parameters.

Environmental Permitting

•	Canarc is collecting baseline environmental data for the New Polaris site.
•	Canarc entered into the BC Environmental Assessment pre-application phase in July 2015.
•	Canarc met with the Taku River Tlingit First Nation in June 2015 to consult on and review the planned activities for advancing the New Polaris property.
•	Canarc has submitted a Notice of Work for an in-fill drilling program at New Polaris and is awaiting receipt of a permit from the BC Government. The in-fill drilling program is set to begin in the 3rd quarter 2015 as part of Phase 2 of the Agreement with Panterra Gold.

Funding

•	Canarc has received a total of C$500,000 from PanTerra to date. These funds are sufficient to complete all the activities contemplated under stage one of the Agreement.

Mine Engineering

•	Engineering work confirms that it is technically feasible to produce approximately 120,000 ounces of gold in concentrate annually at New Polaris.

Next Steps

•	Upon the satisfactory completion of the Phase 1 technical and economic review of the New Polaris project by Panterra Gold, expected by late July, PanTerra will have 60 days to elect to fund the C$3.5 million Phase 2 work program. The Phase 2 program includes in-fill drilling, mine planning, environmental sampling and permitting.

Catalin Chiloflischi, CEO of Canarc, remarked: “We are pleased that phase one of the metallurgical test-work confirmed that recovery of approximately 85% of the gold is possible from New Polaris concentrate using the Albion Process. This is a major step forward in advancing the New Polaris Gold mine to feasibility and production.”

About the Albion Process and Panterra Gold

The Albion Process

•	The Albion Process was developed in 1994 by Glencore and is patented worldwide.
•	The process is a combination of ultrafine grinding and oxidative leaching at atmospheric pressure.
•	The feed to the Albion Process are base or precious metal sulfide concentrates.
•	The sulphides in the feed are oxidized, allowing the desired metals to be recovered by conventional means.
•	There are three Albion Process plants currently in operation. Two plants treat a zinc sulphide concentrate and are located in Spain and Germany. A third Albion Process plant is operated by Panterra in the Dominican Republic treating a refractory gold/silver concentrate. A fourth plant is under construction in Armenia, and will be treating refractory gold.
•	Additional Information about the Albion Process can be found online at: http://www.albionprocess.com/EN/Pages/default.aspx

Panterra Gold

•	Panterra is an Australian listed gold and silver producer. Panterra’s core project is the 100% owned Las Lagunas gold/silver tailings retreatment project that processes historic tailings from the the Pueblo Viejo mine in the Dominican Republic.
•	As Panterra is searching for a long term supply of refractory gold concentrate, the remaining life for the existing tailings in Dominican Republic is expected to match well with New Polaris anticipated timeline to production.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

An NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project, dated April 10, 2011, was completed by Moose Mountain Technical Services. A copy of the report was filed on the Sedar website on May 26, 2011 and can be viewed at: http://www.sedar.com.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary approvals; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements; the receipt in a timely fashion of any further permitting for the New Polaris Gold Project; legislative, political, social or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; and the risks normally involved in the exploration, development and mining business. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.